UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                 March 31, 1999



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202



















*Inquiries concerning this Form U-9C-3 should be directed to:
                                                    M. Susan Hardwick
                                                    Cinergy Corp.
                                                    139 East Fourth Street
                                                    Cincinnati, Ohio  45202
                                                    (513) 287-5667

                                TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      5
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      6
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      7
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      8
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      9
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .     10
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .     10

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     11




                                                     ITEM 1. ORGANIZATION CHART
                                                       Energy or                                 Percentage of
                                                      Gas-Related      Date of      State of         Voting         Nature of
Name of Reporting Company                               Company     Organization  Organization  Securities Held     Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. ("Cinergy")
  Cinergy Investments, Inc. ("Investments")

    Cinergy Supply Network, Inc. ("Supply") (1)      Energy-Related  01/14/1998      Delaware        100%       Utility Materials
                                                                                                                Brokering Services

      Reliant Services, LLC ("Reliant") (2)          Energy-Related  06/25/1998      Indiana          50%      Utility Facilities
                                                                                                           Location and Construction
                                                                                                                   Services

    Cinergy Capital & Trading, Inc.                  Energy-Related  10/08/1992      Indiana         100%     Marketing and Trading
          ("Capital & Trading") (3)                                                                             Energy Commodities

      CinCap IV, LLC ("CinCap IV") (4)               Energy-Related  12/03/1997      Delaware         10%     Marketing and Trading
                                                                                                                Energy Commodities

      CinCap V, LLC ("CinCap V") (5)                 Energy-Related  07/21/1998      Delaware        100%     Marketing and Trading
                                                                                                                Energy Commodities

      Producers Energy Marketing, LLC                Energy-Related  10/27/1995      Delaware        100%     Marketing and Trading
          ("ProEnergy") (6)                                                                                    Energy Commodities

      CinPower I, LLC ("CinPower") (7)               Energy-Related  06/12/1998      Delaware        100%     Marketing and Trading
                                                                                                               Energy Commodities

      CinCap VII, LLC ("CinCap VII")* (8)            Energy-Related  12/02/1998      Delaware        100%     Marketing and Trading
                                                                                                               Energy Commodities

      CinCap VIII, LLC ("CinCap VIII")* (9)          Energy-Related  12/02/1998      Delaware        100%    Marketing and Trading
                                                                                                               Energy Commodities

    Cinergy Resources, Inc. ("Cinergy
      Resources") (10)                               Energy-Related 01/10/1994       Delaware        100%    Marketing and Trading
                                                                                                               Energy Commodities

    Cinergy Engineering, Inc. ("Engineering") (11)   Energy-Related 03/28/1997        Ohio           100%    Engineering and Other
                                                                                                              Technical Services

    Enertech Associates, Inc. ("Enertech")* (12)     Energy-Related 10/26/1992        Ohio          100%       Utility Management
                                                                                                              Consulting Services

    Cinergy Solutions, Inc. ("Solutions")

     Cinergy Business Solutions, Inc.                Energy-Related  04/06/1998     Delaware        100%       Asset Management
         ("Business Solutions") (13)                                                                               Services

      Cinergy Customer Care, Inc.* (14)              Energy-Related 08/21/1998      Delaware        100%       Billing Services

      Cinergy Solutions of Golden, Inc.* (New)
        (15)                                         Energy-Related 03/22/1999      Delaware        100%       Qualifying Facility

      Cinergy Solutions of Tuscola, Inc. (16)        Energy-Related 10/13/1998      Delaware        100%       Qualifying Facility

      Energy Equipment Leasing LLC* (17)             Energy-Related 11/12/1998      Delaware         49%       Leasing of Energy
                                                                                                                 Related Assets

      Trigen-Cinergy Solutions LLC ("Trigen-
        Cinergy") (18)                               Energy-Related 02/18/1997      Delaware         50%         Development of
                                                                                                                   Preliminary
                                                                                                              Qualifying Facilities

      Trigen-Cinergy Solutions of Baltimore LLC (19) Energy-Related 11/10/1998      Delaware         49%      Qualifying Facilities

      Trigen-Cinergy Solutions of Boca Raton LLC (20)Energy-Related 09/04/1998      Delaware         51%         Thermal Energy

      Trigen-Cinergy Solutions of Cincinnati LLC (21)Energy-Related 08/29/1997        Ohio            51%        Chilled Water

      Trigen-Cinergy Solutions of
               College Park, LLC (New) (22)          Energy-Related 02/18/1999      Delaware         51%      Qualifying Facilities


      Trigen-Cinergy Solutions of Illinois L.L.C.*
        (23)                                         Energy-Related 04/17/1997      Delaware         49%      Qualifying Facilities

      Trigen-Cinergy Solutions of Orlando LLC  (24)  Energy-Related 06/12/1998      Delaware         51%         Chilled Water

      Trigen-Cinergy Solutions of St. Paul LLC  (25) Energy-Related 08/13/1998      Delaware         49%      Qualifying Facilities

      Trigen-Cinergy Solutions of Tuscola LLC (26)   Energy-Related 08/21/1998      Delaware         49%      Qualifying Facilities

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (27)     Energy-Related 12/27/1989      Indiana         100%    Holds Investments' 33.3%
                                                                                                               Ownership Interest
                                                                                                                   in Cadence

      Cadence Network LLC (Cadence) (28)             Energy-Related 09/03/1997      Delaware       33.3%        Energy Management
                                                                                                                  Services and
                                                                                                               Consulting Services
  Cinergy Global Resources, Inc.
    Cinergy Global Power, Inc.
      Cinergy Global San Gorgonio, Inc.
             ("San Gorgonio")  (29)                  Energy-Related 10/13/1999      Delaware        100%       Holds 50% Ownership
                                                                                                                Interest in San
                                                                                                               Gorgonio Westwinds
                                                                                                                    II, LLC

        San Gorgonio Westwinds II, LLC
          ("Westwinds") (30)                         Energy-Related 10/13/1999      California       50%       Qualifying Facility





* Inactive

(1)  Supply  brokers   transmission,   distribution  and  other  utility-related
     materials and services.

(2)  Reliant  was  formed  to  perform   underground   facilities  location  and
     construction services.

(3) Capital & Trading markets and trades energy commodities at wholesale together with derivative commodity instruments. Capital & Trading also markets financial restructuring services with respect to existing wholesale energy contracts.

(4)  CinCap IV purchases and sells electricity at wholesale.

(5)  CinCap V purchases and sells electricity at wholesale.

(6)  ProEnergy is engaged in the marketing of natural gas at wholesale.

(7) CinPower was formed to optimize economic benefits in connection with a restructured wholesale power purchase agreement.

(8) CinCap VII was formed for future restructuring transactions in the wholesale power markets.

(9) CinCap VIII was formed for future restructuring transactions in the wholesale power markets.

(10) Cinergy Resources is in the business of retail marketing of natural gas on a non-regulated basis to residential, industrial and commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales.

(11) Engineering is in the business of marketing various utility-related engineering services.

(12) Enertech has been inactive since the commencement of a lawsuit against it in 1995. Although the lawsuit has been settled, Enertech remains inactive.

(13) Business Solutions was formed to market energy related asset management services to commercial and industrial customers.

(14) Cinergy Customer Care, Inc. was formed to provide certain utility billing and/or call center services.

(15) Cinergy   Solutions  of  Golden,   Inc.  was  formed  to  acquire  existing
     cogeneration assets.

(16) Cinergy Solutions of Tuscola, Inc. was formed to oversee the operations and staffing of a combined heat and power plant in Tuscola, Illinois.

(17) Energy Equipment Leasing LLC was formed to lease, sell, or finance energy related equipment.

(18) Trigen-Cinergy engages in the preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item
     I).

(19) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain energy facilities located in Baltimore, Maryland, and to sell associated electricity and other energy-related products and services.

(20) Trigen-Cinergy Solutions of Boca Raton LLC was formed in September 1998 to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(21) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(22) Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment producing electricity and thermal energy.

(23) Trigen-Cinergy Solutions of Illinois L.L.C. has a contract with a customer to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(24) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida. The entity is in the start-up phase.

(25) Trigen-Cinergy Solutions of St. Paul LLC was formed in August 1998 to develop, construct, finance, own, operate, and maintain certain energy facilities to be located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(26) Trigen-Cinergy Solutions of Tuscola LLC was formed in August 1998 to develop, construct, operate, and maintain certain energy facilities to be located in Tuscola, Illinois and to sell associated electricity and thermal energy products and services.

(27) Cinergy-Cadence holds Investments' one-third ownership interest in Cadence.

(28) Cadence markets energy management and related consulting services to commercial customers that operate retail facilities in multiple locations across the country.

(29) Cinergy Global San Gorgonio, Inc. was formed to hold a 50% interest in San Gorgonio Westwinds II, LLC.

(30) San Gorgonio  Westwinds II, LLC was formed to own a qualifying  small power
     production  windfarm  facility  in  California.   The  facility  was  under
     construction at March 31, 1999.



     ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*


   Associate Company           Energy-Related Company                   Type of                  Net Change in
   Advancing Funds                 Receiving Funds                    Transaction          Borrowings/Contributions
                                                                                                (in thousands)

Investments                           Enertech                   Open account repayment            $  (251)

Investments                          Engineering                 Open account advance                    2

Investments                       Cinergy Resources              Open account repayment               (491)

Investments                       Capital & Trading              Open account advance               11,674

Capital & Trading                      CinCap V                  Capital contribution                4,856

Capital & Trading                     ProEnergy                  Open account repayment             (7,047)

Capital & Trading                      CinPower                  Capital contribution                  293

Investments                             Supply                   Open account advance                  170

Investments                         Cinergy-Cadence              Open account advance                   50

Cinergy-Cadence                         Cadence                  Capital contribution                  667

Solutions                           Trigen-Cinergy               Open account advance                  483

Solutions                       Trigen-Cinergy Solutions
                                   of Cincinnati, LLC            Open account advance                  161

Solutions                       Trigen-Cinergy Solutions
                                    of Baltimore LLC             Open account advance                  957

Solutions                       Trigen-Cinergy Solutions
                                    of Boca Raton LLC            Open account advance                  471

Solutions                          Business Solutions            Open account advance                2,309

Solutions                   Cinergy Solutions of Tuscola, Inc.   Open account advance                1,338

Cinergy Global Power, Inc.             San Gorgonio              Capital contribution                   (1)

* Item2 excludes additional guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the first quarter of 1999 totaling $10.95 million. These guarantees are included in Item 4. Summary of Aggregate Investment.


                         ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
-----------------       -------------------------        --------          -------       --------       -------          ------


NONE



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




                   ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                        Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed
-----------------         -----------------          --------            -------       --------       -------          ------

NONE


                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                          March 31, 1999
                                                          (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy
    as of March 31, 1999                            $6,369,276
  Total capitalization multiplied by 15%                               955,391
  Greater of $50 million or total capitalization
    multiplied by 15%                                                  955,391
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of
    energy-related business):
      Energy-related business category "i" (1)          15,297
      Energy-related business category "v" (2)         376,703
      Energy-related business category "vi" (3)         13,764
      Energy-related business category "vii" (4)         3,399
      Energy-related business category "viii" (5)       24,918
                                                       -------

        Total current aggregate investment                             434,081

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                          $521,310
                                                                      ========


(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.


(2)  Rule 58 defines  category  "v" as the  brokering  and  marketing  of energy
     commodities,   including  but  not  limited  to  electricity,   natural  or
     manufactured gas and other combustible fuels.


(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.


(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.


(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.



                            ITEM 5. OTHER INVESTMENTS

Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                                (in thousands)

None


                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.
                                                        Registrant


Dated:  May 27, 1999


                                           By    /s/ Bernard F. Roberts
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1998 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Donald Mills, Executive Director
P.O. Box 615
Frankfort, KY 40602


                                       11